07027257

GROUP

RECEIVED
2007 OCT 15 A 11:07

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 04 October 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

<u>Enclosures</u>

02 October 2007	Press release: Acquisition of DEPFA has been completed
01 October 2007	Press release: Hypo Real Estate Bank International: Successful completion of €89 million refinancing of a portfolio of 13 hypermarkets located in the Czech Republic and Slovakia

dw 10/17

01 October 2007

Press release: Hypo Real Estate Bank International AG: Successful completion of €60 million financing for an international client of Strategic Real Estate Advisors

Hypo Real Estate
GROUP

Press release

Acquisition of DEPFA has been completed

- **A leading provider of financing for commercial real estate and the public sector commences operations**
- **Scheme of arrangement approved by Irish High Court**
- **Capital increase of approx. 67 million shares**
- **Kurt F. Viermetz: "Convincing strategic fit of the transaction"**
- **Georg Funke: "The speed of the transaction reflects the efficiency of the new group"**

Munich/Dublin, 2 October 2007: The Hypo Real Estate Group has successfully completed the acquisition of DEPFA BANK plc (DEPFA).

The Irish High Court responsible has today approved the scheme of arrangement, which is used as the basis for carrying out the acquisition of DEPFA by Hypo Real Estate Holding AG. The shareholders of DEPFA had already approved the transaction with a strong majority on 24 September, 2007.

Capital increase of approx. 67 million shares

The Hypo Real Estate Group is financing the transaction by way of a combination of new shares of Hypo Real Estate Holding AG and cash. In total, around 67 million new shares of Hypo Real Estate Holding AG will be issued to the shareholders of DEPFA. For this purpose, the share capital of the company of currently around EUR 402 million (consisting of around 134 million shares) has been increased by approx. EUR 201 million (or approx. 67 million shares) against contribution in kind by utilising the existing authorised capital. Today's entry of this capital increase in the Commercial Register Munich means that this transaction is now formally complete.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

First day of trading is expected to be 5 October, 2007

The first day of trading at the Frankfurt Stock Exchange is then expected to be 5 October, 2007. Depending on how quickly the corresponding depositary bank makes the necessary transfers, these new shares will probably be credited to the security deposit accounts of the former shareholders of DEPFA within the following days. Then the cash component will be paid as well.

Kurt F. Viermetz: Chairman of the Supervisory Board of Hypo Real Estate Holding AG: "The strategic fit of the combination of Hypo Real Estate Group and DEPFA is convincing. Hypo Real Estate Group is taking advantage of a great opportunity to ensure the strategic growth of the company. The fact that two leading financial service providers are combining their activities also demonstrates the strength of Europe as a financial centre."

Georg Funke, CEO of Hypo Real Estate Holding AG: "The new group will become a global leader in large-scale finance. The exceptional commitment of everyone who has been involved and who has implemented this complex transaction in such a short time, and in a currently very difficult environment, already reflects the efficiency of the new group. I should like to explicitly thank the entire team for this commitment."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of €89 million refinancing of a portfolio of 13 hypermarkets located in the Czech Republic and Slovakia

Munich/London, 1 October 2007: Hypo Real Estate Bank International AG, a member of the Hypo Real Estate Group, announces today that it has provided a €89 million investment facility to a series of SPV Borrowers controlled by Czech Property Investments a.s. ("CPI") to assist in the refinancing of a portfolio of 13 hypermarkets located in the Czech Republic and Slovakia. The transaction closed on 25th September 2007.

The portfolio consists of thirteen stand-alone hypermarkets, totalling more than 79,000 sqm, located in medium sized regional towns within the Czech Republic and Slovakia. The properties are predominantly let to the Ahold group of companies and Tesco.

Commenting, Harin Thaker, CEO-Europe, Middle East & India, said: "We are delighted to have been able to work with both CPI and dd2 Group to provide a tailored finance solution that met all of the needs of a multi national funding. Once again this demonstrates our ability to deliver international solutions through one point of contact. Our team's skills and commitments continue to deliver swift execution".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Czech Property Investments a.s. ("CPI")
CPI is a leading property investor and developer in Central Europe; it is headquartered in Prague, Czech Republic. CPI's property portfolio comprises real estate assets throughout the Czech and Slovak Republics including residential, retail, hospitality and industrial units. CPI owns and rents out more than 10,000 residential apartments, making it one of the largest investors in this segment of the Czech and Slovakian market. The value of this part of the portfolio is continuously increasing due to the fact that the residential apartment prices are increasing in certain parts of Czech Republic at about 30% pa. In the hospitality sector, CPI projects include the construction of Clarion Congress Hotel Prague (a luxury congress hotel with a capacity of 560 rooms as part of a multifunctional property) and Buddha-Bar Hotel Prague & Buddha Bar. The value of the total consolidated assets for 2007 is expected to reach more than € 600 million.

Press release

Hypo Real Estate Bank International AG: Successful completion of €60 million financing for an international client of Strategic Real Estate Advisors

Munich / London, 1 October 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a total of €60 million across three investment facilities to international clients of Strategic Real Estate Investors with the final transaction completing on 21st September 2007.

The facilities have been provided to assist the clients in the assembly of their pan-European portfolio with the first acquisitions including assets in Belgium (3 office buildings totalling 14,300 sq m in the Brussels conurbation); Luxembourg (1 office and 2 distribution buildings totalling 8,300 sq m) and Germany (an office building in Berlin of 15,700 sq m). The properties are let in total to 15 tenants on market standard terms.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to have completed these structured finance transactions sponsored by Strategic Real Estate, which is a valued client of Hypo Real Estate Bank International, and to have been able to do so by using our expertise in structuring transactions involving differing sectors and jurisdictions within Western Europe."

Commenting, Jeremy Gates, Managing Director, Strategic Real Estate Advisors added: "We look forward to continuing our successful track record with Hypo Real Estate Bank International, and building further our relationship in other markets as they have supported us in the execution of these complex transactions."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Strategic Real Estate Advisors ("StratREAL")
StratREAL is an independent real estate investment advisor and asset manager for owners and for managers of substantial private wealth. It is also a consultant to family offices and private investment banks and an advisor to private customised real estate funds.

Since 1998, StratREAL has conducted USD 9 billion of transactions for its clients with total returns achieved between 11% and 40% IRR after fees. The company currently oversees the management of more than USD 6.5 billion of real estate assets.

END